

07003072


RECEIVED
SEC MAIL
PROCESSING
FEB 27 2007
WASH, D.C.
203
SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29751

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investor Service Center, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Hanover Square
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas O'Malley (212) 363-1100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tait, Weller & Baker LLP
(Name – *if individual, state last, first, middle name*)

1818 Market Street, Suite 2400 (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

PROCESSED
MAR 14 2007
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Thomas O'Malley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investor Service Center, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Vice President & Chief Financial Officer

Title



Notary Public

IRENE K. KAWCZYNSKI
Notary Public, State of New York
No. 01KA4899282
Qualified in Kings County
Commission Expires June 29, 20 07

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Report of Independent Registered Public Accounting Firm on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TAIT, WELLER & BAKER LLP

Certified Public Accountants

INVESTOR SERVICE CENTER, INC.

(A Wholly-Owned Subsidiary of
WINMILL & CO. INCORPORATED)

ANNUAL AUDITED REPORT
FORM X-17A-5

DECEMBER 31, 2006

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULE
AND
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

THESE FINANCIAL STATEMENTS AND SCHEDULE
SHOULD BE DEEMED CONFIDENTIAL PURSUANT TO
SUBPARAGRAPH (e)(3) OF RULE 17A-5
UNDER THE SECURITIES EXCHANGE ACT OF 1934

TAIT, WELLER & BAKER LLP

Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Stockholder and Board of Directors of
Investor Service Center, Inc.

We have audited the accompanying statement of financial condition of Investor Service Center, Inc. (a wholly-owned subsidiary of Winmill & Co. Incorporated) as of December 31, 2006, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investor Service Center, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information for the computation of net capital contained in Part II A of the Financial and Operation Combined Uniform Single Report is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Tait, Weller & Baker LLP

Philadelphia, Pennsylvania
February 20, 2007

INVESTOR SERVICE CENTER, INC.
(A Wholly-Owned Subsidiary of Winmill & Co. Incorporated)

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS

Cash and cash equivalents	$ 738,370
Investments	10,481,040
Receivables from Funds:	
Distribution fees	44,328
Recordkeeping fees	15,850
Prepaid expenses and other assets	25,701
Total assets	$11,305,289

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Payable to affiliates	$ 253,584
Accounts payable and accrued expenses	55,736
Deferred taxes	1,830,519
Total liabilities	2,139,839
Stockholder's Equity	
Common stock, $.01 par value	
1,000 shares authorized; 100 shares issued and outstanding	1
Additional paid-in capital	6,060,379
Retained earnings	3,105,070
Total stockholder's equity	9,165,450
Total liabilities and stockholder's equity	$11,305,289

See notes to financial statements.

INVESTOR SERVICE CENTER, INC.
(A Wholly-Owned Subsidiary of Winmill & Co. Incorporated)

STATEMENT OF INCOME

Year ended December 31, 2006

Revenues	
Distribution and service fees	$ 496,351
Dividends and interest	251,812
Co-transfer agent and recordkeeping fees	90,029
Net realized gain on sale of investments	15,223
Net unrealized loss on investments	(261,573)
Total revenues	591,842
Expenses	
Distribution, co-transfer agent and recordkeeping	217,787
Employee compensation and benefits	123,800
Marketing	87,106
Professional	35,822
Expense guarantee	33,817
Registration	20,533
Communications	11,426
Occupancy	9,485
Insurance	7,748
Other	2,666
Total expenses	550,190
Income before income taxes	41,652
Income tax benefit	(56,082)
Net income	$ 97,734

See notes to financial statements.

INVESTOR SERVICE CENTER, INC.
(A Wholly-Owned Subsidiary of Winmill & Co. Incorporated)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year ended December 31, 2006

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2005	$1	$6,060,379	$3,007,336	$9,067,716
Net income	-	-	97,734	97,734
Balance, December 31, 2006	$1	$6,060,379	$3,105,070	$9,165,450

See notes to financial statements.

INVESTOR SERVICE CENTER, INC.
(A Wholly-Owned Subsidiary of Winmill & Co. Incorporated)

STATEMENT OF CASH FLOWS

Year ended December 31, 2006

Cash flows from operating activities	
Net income	$ 97,734
Adjustments to reconcile net income to net cash provided by (used in) operating activities	
Depreciation	1,022
Net realized gain on sale of investments	(15,223)
Net unrealized loss on investments	261,573
Decrease in deferred taxes	(107,245)
Decrease in receivables from Funds and affiliates	57,396
Decrease in payable for security purchased	(897,898)
Decrease in payable to affiliates	(87,879)
Increase in other assets and liabilities	16,276
Net cash used in operating activities	(674,244)
Cash flows from investing activities	
Proceeds from sale of investments	84,685
Purchase of investments	(93,409)
Net cash used in investing activities	(8,724)
Net decrease in cash and cash equivalents	(682,968)
Cash and cash equivalents	
Beginning of year	1,421,338
End of year	$ 738,370

SUPPLEMENTARY DISCLOSURE

No income taxes were paid to the parent during the year ***(Note 1)***.

See notes to financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

Investor Service Center, Inc. (*"ISC"* or the *"Company"*) is a wholly owned subsidiary of Winmill & Co. Incorporated *("Winco")*. ISC provides distribution services to the Midas Funds (the *"Funds"*), a family of open-end mutual funds managed by Midas Management Corporation *("MMC")*, a subsidiary of Winco. The Company is registered under the Securities Exchange Act of 1934 as a broker-dealer.

ACCOUNTING ESTIMATES

In preparing financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

INVESTMENTS

Investments are stated at market value. Unrealized gains and losses on marketable securities are recognized in the statement of income.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, receivables, and accounts payable and accrued expenses approximate fair value because of the short maturity of these items.

FURNITURE AND EQUIPMENT

Furniture and equipment are stated at cost. Depreciation is provided by the straight-line method over an estimated useful life of 3 – 10 years.

DISTRIBUTION SERVICES

Costs in connection with the sale of the Funds' shares are charged to operations as incurred. Pursuant to separate Plans adopted under Rule 12b-1 of the Investment Company Act of 1940, as amended, and Distribution Agreements with the Funds, the Company may receive as compensation distribution and service fees ranging in an amount of one-quarter of one percent to one percent per annum of the Funds' average daily net assets. The service fee portion is intended to cover personal services provided to shareholders of the Funds and the maintenance of shareholder accounts. The distribution fee portion is to cover all other activities and expenses primarily intended to result in the sale of the Funds' shares.

INCOME TAXES

The Company files consolidated Federal, state and local income tax returns with Winco and the other wholly owned subsidiaries of Winco. It is the policy of Winco to allocate the applicable Federal and state taxes (benefits) to each subsidiary on a separate return basis.

The Company's method of accounting for income taxes conforms to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." This method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting basis and tax basis of assets and liabilities.

CASH AND CASH EQUIVALENTS

Investments in money market funds and short-term investments and other marketable securities maturing in 90 days or less are considered to be cash equivalents. At December 31, 2006, the Company held $717,402 in an affiliated money market fund and earned dividends of $20,562 for the year ended December 31, 2006.

(2) INVESTMENTS

At December 31, 2006 investments consisted of the following:

	Cost	Market Value
Common stock of publicly traded affiliates:		
Bexil Corporation	$1,988,724	$ 7,362,837
Tuxis Corporation	2,431,212	1,419,726
Foxby Corp.	1,457,107	1,528,422
Global Income Fund, Inc.	15,418	15,136
	5,892,461	10,326,121
Other equity securities	123,898	154,919
	$6,016,359	$10,481,040

Certain officers and directors of the Company also serve as officers and or directors of Bexil Corporation ***("Bexil")***, Tuxis Corporation, Foxby Corp., and Global Income Fund, Inc. ***("Global")***. The investments in Bexil, Tuxis Corporation, and Foxby Corp. represent approximately 25%, 24%, and 24% of the outstanding shares of each company, respectively. The Company received dividends of $222,644 and $971 from Bexil and Global, respectively, for the year ended December 31, 2006.

(3) NET CAPITAL AND REGULATORY REQUIREMENTS

The Company is a member firm of the National Association of Securities Dealers, Inc. *("NASD")* and is registered with the Securities and Exchange Commission as a broker-dealer. Under its membership agreement with the NASD, the Company must maintain net capital, as defined, of not less than $5,000, or 6-2/3% of aggregate indebtedness, whichever is greater, and a ratio of aggregate indebtedness to net capital, as defined, of not more than 15 to 1.

At December 31, 2006, the Company had net capital, as defined, of $903,698, which exceeded its net capital requirement of $20,621 by $883,077. The ratio of aggregate indebtedness to net capital was approximately .34 to 1.

(4) INCOME TAXES

The provision for income taxes consists of the following:

Current	
Federal	$ 38,406
State	12,757
	51,163
Deferred	
Federal	(91,158)
State	(16,087)
	(107,245)
Total	$ (56,082)

Deferred tax liabilities are comprised of the following:

Unrealized gains on investments	$1,830,519

(5) RELATED PARTIES

MMC acts as "master payer" of compensation and benefits for the Company, Winco, and their affiliates. For the year ended December 31, 2006, the Company incurred expenses of $123,800 for compensation and benefits. At December 31, 2006, the Company had a reimbursement payable to MMC of $16,676 for compensation and benefits.

Rent expense of jointly used office space and overhead expenses for various jointly used administrative and support functions incurred by the Company, Winco, and their affiliates are allocated among the Company, Winco, and their affiliates. The Company received a net reimbursement of $8,588 for allocated rent and overhead costs for the year ended December 31, 2006. At December 31, 2006, the Company had a reimbursement payable to Winco and its affiliates of $236,908 which includes $227,857 due to Winco for income tax liabilities arising from the separate return method of allocating income taxes.

For the year ended December 31, 2006, the Company earned distribution and service fees from the Funds of $496,351. The Company voluntarily waived distribution and service fees of $33,817 for the year ended December 31, 2006, which is included in the Statement of Income under Expense Guarantee. At December 31, 2006, the Company had a receivable from the Funds for distribution and services fees of $44,328.

The Company has agreements with selected dealers for distribution of shares of the Funds. The cost of recordkeeping and maintenance of shareholder accounts paid to dealers by the Company is reimbursed by the Funds. For the year ended December 31, 2006, the Funds reimbursed the Company $90,029 for recordkeeping and maintenance of shareholder accounts. At December 31, 2006, the Company had a receivable from the Funds for recordkeeping and maintenance of shareholder accounts of $15,850.

INVESTOR SERVICE CENTER, INC.
(A Wholly-Owned Subsidiary of Winmill & Co. Incorporated)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

December 31, 2006 **Schedule I**

Net capital		
Total stockholder's equity		$ 9,165,450
Add:		
Other (deductions) or allowable credits - deferred tax liabilities		1,803,555
Total capital and allowable liabilities		10,969,005
Deductions and/or charges:		
Nonallowable assets:		
Restricted positions of investments in securities of affiliates	$9,837,915	
Receivables from affiliates:		
Distribution fees	44,328	
Recordkeeping fees	15,850	
Prepaid expenses and other assets	25,701	9,923,794
Net capital before haircuts on securities		1,045,211
Haircuts on securities		
Money market mutual funds	14,528	
Equity securities	96,309	
Undue concentration	30,676	141,513
Net capital		$ 903,698
Aggregate indebtedness		
Items included in the statement of financial condition		
Payable to parent and affiliates		253,584
Accounts payable and accrued expenses		55,736
Total aggregate indebtedness		$ 309,320
Computation of basic net capital requirement		
Minimum net capital required		
(greater of 6-2/3% of aggregate indebtedness or $5,000)		$ 20,621
Excess net capital		$ 883,077
Ratio of aggregate indebtedness to net capital		.34 to 1

There were no significant differences between the audited FOCUS report and the unaudited FOCUS report.

TAIT, WELLER & BAKER LLP

Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Stockholder and Board of Directors of
Investor Service Center, Inc.

In planning and performing our audit of the financial statements of Investor Service Center, Inc. (the "Company") (a wholly-owned subsidiary of Winmill & Co. Incorporated) for the year ended December 31, 2006, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we consider relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tait, Weller & Baker LLP

Philadelphia, Pennsylvania
February 20, 2007

END